DESCRIPTION OF CAPITAL STOCK
References to “we,” “us” and “our” in this section refer to Alaska Air Group, Inc.
General
The following is a summary of the rights of our common stock and preferred stock and of certain provisions of our amended and restated certificate of incorporation (as amended, our “certificate of incorporation”), our amended and restated bylaws (our “bylaws”), and certain provisions of applicable law. The following description is only a summary and does not purport to be complete and is qualified by reference to our certificate of incorporation and our bylaws, which are filed as exhibits to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
Authorized Capitalization
Our authorized capital stock consists of 405,000,000 shares, all with a par value of $0.01 per share, of which:
• 400,000,000 shares are designated as common stock; and
• 5,000,000 shares are designated as preferred stock.
Common Stock
As of July 31, 2025, 144,127,851 shares of our common stock were issued, and 115,310,451 shares of our common stock were outstanding. As of July 31, 2025, there were also 2,885,340 shares of common stock subject to outstanding stock options, restricted stock units, performance share units and deferred stock units under our equity incentive plans.

Voting

The holders of our common stock are entitled to one vote per share on all matters to be voted on by our stockholders. Our bylaws provide that, except as otherwise provided, the affirmative vote of the holders of a majority of the stock present in person or represented by proxy and entitled to vote on the subject matter shall be the act of stockholders. For the election of directors, our bylaws provide that each director is elected by a majority of the votes cast with respect to the director’s election at any meeting of stockholders for the election of directors at which a quorum is present; provided that if, as of the tenth day preceding the date the notice of the meeting of stockholders is first sent to stockholders, the number of nominees for director exceeds the number of directors to be elected, directors will instead be elected by a plurality of shares represented in person or by proxy at the meeting and entitled to vote on the election of directors. Stockholders are not entitled to cumulate their votes at any election of directors.
Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.
Liquidation

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.
Rights and Preferences

Holders of common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.
Fully Paid and Nonassessable

All of our outstanding shares of common stock are fully paid and nonassessable.

Foreign Ownership Limitation

    To facilitate our compliance with applicable U.S. federal law, our certificate of incorporation provides that at no time shall any person who does not meet the definition of “a citizen of the United States,” as such term is defined in Section 40102(a)(15) of Title 49 of the United States Code, in any similar legislation of the United States enacted in substitution or replacement therefor, and as interpreted by the U.S. Department of Transportation, its predecessor and any successor agency (each, a “non-U.S. citizen”), individually or in the aggregate, own (beneficially or of record) and/or control more than 24.9% of the aggregate voting stock or such other maximum percentage imposed by applicable federal law (the “voting cap amount”). In the event a non-U.S. citizen owns and/or controls more than the voting cap amount, the voting rights of all shares owned (beneficially or of record) and/or controlled by such person exceeding the voting cap amount will automatically be suspended in reverse chronological order based upon the date of registration in our foreign stock record, starting with the most recent registration and moving backwards in time. Such suspension of voting rights shall apply to such shares of voting stock until such time as the aggregate voting rights of non-U.S. citizens (as reflected in the foreign stock record) falls below the voting cap amount.

Preferred Stock
Our board of directors has the authority, without further action by our stockholders, to designate and issue up to 5,000,000 shares of preferred stock in one or more series. Our board of directors may also designate the rights, preferences and privileges of each such series of preferred stock, any or all of which may be greater than or senior to those of our common stock. Though the actual effect of any issuance of preferred stock on the rights of the holders of common stock will not be known until our board of directors determines the specific rights of the holders of preferred stock, the potential effects of such an issuance include:
• diluting the voting power of the holders of common stock;
• reducing the likelihood that holders of common stock will receive dividend payments;
• reducing the likelihood that holders of common stock will receive payments in the event of our sale, liquidation, dissolution, or winding up; and
• delaying, deterring or preventing a change-in-control or other corporate takeover.
AntiTakeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws
Certain provisions of Delaware law and our certificate of incorporation and bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed in part to encourage anyone seeking to acquire control of us to negotiate with our board of directors. We believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could improve their terms.
Certificate of Incorporation and Bylaws
Among other things, our certificate of incorporation and/or bylaws include provisions that:
• authorize our board of directors to issue, without further action by our stockholders (subject to applicable shareholder approval requirements of the New York Stock Exchange), shares of our common stock;
• authorize our board of directors to issue, without further action by our stockholders, up to 5,000,000 shares of undesignated preferred stock;

• provide that non-U.S. citizens shall at no time own (beneficially or of record) and/or control more than the voting cap amount and that such stock owned and/or controlled in excess of the voting cap amount will be subject to automatic suspension of voting rights in reverse chronological order based upon the date of registration in our foreign stock record;
• require that any action to be taken by our stockholders be effected at a duly called annual or special meeting or by the unanimous written consent of our stockholders;
• specify that special meetings of our stockholders can be called only by (1) our chair of the board of directors, (2) our board of directors acting pursuant to a resolution adopted by a majority of our board of directors or (3) our board of directors upon written request to our secretary of one or more holders of not less than 10% of our outstanding capital stock entitled to vote on the matter or matters to be brought before the proposed special meeting;
• establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;
• establish a process to allow an eligible stockholder or group of up to 20 eligible stockholders, owning 3% or more of our outstanding common stock continuously for at least three years, to include in our proxy materials for an annual meeting of stockholders their own nominee or nominees for director constituting 20% of our board of directors (rounded down to the nearest whole number, but not less than two); and
• provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum.
Exclusive Forum
Under the provisions of our bylaws, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware, or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware, will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder to us or our stockholders; (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), the certificate of incorporation or the bylaws as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (iv) any action asserting a claim governed by the internal affairs doctrine.
This exclusive forum provision is intended to apply to claims arising under Delaware state law and would not apply to claims brought pursuant to the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, or any other claim for which the federal courts have exclusive jurisdiction. The exclusive forum provision in our bylaws will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.
Delaware AntiTakeover Statute
We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:
• prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
• upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not for determining the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers, and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
• at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.
Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage business combinations or other attempts that might result in the payment of a premium over the market price for the shares of common stock held by our stockholders.
The provisions of Delaware law and our certificate of incorporation and bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored takeover attempts.

These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare.
Listing
Our common stock is listed on the New York Stock Exchange under the symbol “ALK”.

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